Jefferies LLC 520 Madison Avenue New York, New York 10022	Cowen and Company, LLC 599 Lexington Avenue, 25th Floor New York, New York 10022	Evercore Group L.L.C. 55 East 52nd Street New York, New York 10055

VIA EDGAR

July 26, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dillon Hagius

Celeste Murphy

Re:    Rallybio Corporation

Acceleration Request for Registration Statement on Form S-1

File No. 333-257655

Dear Mr. Hagius,

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that approximately 877 copies of the preliminary prospectus included in the above-named registration statement (the “Registration Statement”) were distributed during the period July 22, 2021 through the date hereof, to prospective underwriters, institutions, dealers and others.

In accordance with Rule 461 of the Act, we hereby join in the request of Rallybio Corporation (the “Company”) for acceleration of the effective date of the Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on July 28, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Ropes & Gray LLP, request by telephone that the Registration Statement be declared effective.

We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of page intentionally left blank]

Very truly yours,

By:	JEFFERIES LLC

By:	/s/ Dustin Tyner
Name: Dustin Tyner
Title: Managing Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director

By:	EVERCORE GROUP L.L.C.

By:	/s/ Ed Baxter
Name: Ed Baxter
Title: Senior Managing Director